UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Investor Meeting on Financial Results for FY2010 (May 26, 2011) Questions-and-Answers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: July 12, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

Investor Meeting on Financial Results for FY2010 (May 26, 2011) Questions-and-Answers

Q-1	You mentioned that you expected to achieve revenue synergies of 1.6 billion yen in FY2011. Considering the current economic conditions or market conditions such as interest rates, currency rates or stock prices, how much synergies do you expect in FY2012 when the banks integrate.

A-1

We showed revenue synergies in the Management Integration Plan announced last year. Those revenue synergies are expected to be realized after the banks complete their merger in FY2012. Although we did not expect revenue synergies in the current fiscal year, we are striving to realize them ahead of schedule, even if only a small amount. The Plan targets revenue synergies of 9.0 billion yen in FY2012.

On the other hand, considering that the Great East Japan Earthquake and other events occurred since this Plan was created, we would like to review the Midterm Management Plan and announce revised figures at the appropriate time.

Q-2	Please describe your growth strategies. Also, if you aim at inorganic growth through M&As, etc., which business areas, overseas and in Japan, are you interested in?

A-2

We have three key words for our growth strategy: overseas, retail financial services, and fee businesses. As to overseas business, in addition to sales to Japanese corporations operating overseas, we want to grow it by focusing on investment sales in fiduciary services and real estate businesses, etc., which is a different approach from those of megabanks, centering on the Asian region, including China. In sales to Japanese corporations operating overseas, substantial growth is possible through the development of Chuo Mitsui’s client base. We also executed a memorandum of understanding on comprehensive business cooperation with DBS Bank, to provide solutions for the various needs of Japanese corporations operating overseas. As to fiduciary services business, we will develop our client base in Australia and Asia through acquisitions of Tyndall Investments and DBS Asset Management by Nikko Asset Management. As to retail financial services business, we will concentrate on loans to individuals and sales of investment trusts and insurance products. Also, our group’s assets under management increased from 64.1 trillion yen to 65.7 trillion yen, mainly due to the increase in those of our investment trust management subsidiaries. This will certainly lead to the growth of retail financial services business. As to fee business, expanding fees in all our businesses is essential to our growth strategy.

As to inorganic growth, though large deals are difficult in light of the burden on capital, we would like to consider some options, including overseas ones, relating to fee businesses such as the fiduciary services, asset management and administration, and real estate businesses.

Q-3	The real estate business seems to be positioned as a key driver of income growth in the current fiscal year. Please provide some background regarding market conditions assumed in the forecast, and tell us whether there are any measures supporting this growth.

A-3	Currently, the prevailing trend is to closely observe the effects of the Great East Japan Earthquake, with both sellers and buyers hesitating to make deals. However, we think that the recovery trend of real estate transaction itself is continuing. There are still potential transaction needs. In terms of policy, we basically intend to share real estate brokerage information held by both banks, to increase its matching. Also, from the viewpoint of reducing the revenue volatility inherent in the real estate business, we intend to expand our real estate securitization business and real estate investment management business, which are stable sources of revenue.

Q-4	In your cooperation with DBS Bank, do you have any specific ideas regarding business size or gross profit, for example? Are there possibilities of alliances with any other major financial institutions?

A-4	We just executed a memorandum of understanding on comprehensive business cooperation with DBS Bank, and we are discussing how business development is possible. We are not currently considering pursuing alliances with any other specific financial institutions at this time, but we would like to proactively consider collaborations in areas such as asset management and real estate businesses, centering on Asia.

Q-5	The request to waive the debt of Tokyo Electric Power Company (TEPCO) is becoming an issue. If you waive TEPCO’s debt, would it have a large impact?

A-5	If a valid restructuring plan for TEPCO is made that is consistent in terms of the scope of compensation, political requirements or other issues which should be solved, and if a debt waiver is positioned as part of such plan, we would be able to make a comment on the debt waiver. However, as there is no such plan, I would like to refrain from making comments on debt waiver, interest reductions or exemptions, etc.

Q-6	As to your medium-term ROE target of 10%, please describe your target figures of net income and equity in order for ROE to reach 10%.

A-6	In the Management Integration Plan announced last year, ROE of 10% is shown as the target for FY2015. In FY2015, we expect consolidated net income of about 220.0 billion yen, and equity of about 2,200.0 billion yen.

Q-7	You said that you were undertaking cooperative activities as de-facto “one bank”. What are you preparing for the merger of group trust banks, scheduled for April 2012? Please describe how you intend to achieve the smooth integration into a single bank.

A-7	We are implementing various marketing measures to achieve revenue synergies. On the other hand, in terms of cost synergies, we think that preparation for IT system integration is most important. Our basic policy is that by next April, we will first integrate IT systems other than banking IT system, and complete integration of banking IT system in FY2014. Both banks have agreed on IT system adoption policy, and are steadily proceeding with preparations, so special concerns have not arisen. We have the advantages that Chuo Mitsui has experienced integration in the past, that both banks use banking IT systems made by IBM, and that we can refer to past problems in the industry. Also, we have established the management’s commitment system to pursue a proper integration. There are thousands of items to check as we move towards the merger, which are timely reported to the management. As of now, there are no delays which would become problems.

Q-8	In terms of personnel, organization and compensation, I imagine that it would be difficult for people from different organizations to unite together and quickly function as one bank. What are you preparing for the smooth integration process?

A-8	Usually, in the integration process, one party’s organization or IT system must be chosen, but we don’t have any particular problems right now, and we think that the integration is proceeding very smoothly.

Q-9	As to the Management Integration Plan announced last August, didn’t the Great East Japan Earthquake change the economic assumptions of this Plan? Do you feel that you need to revise the midterm figures in the Management Integration Plan?

A-9

The Management Integration Plan shows 170.0 billion yen increase in net business profit over five years. This 170.0 billion yen includes 40.0 billion yen of environmental factors, that is to say, an increase caused by a rise in stock prices and interest rates. I think that we must consider whether we should revise these figures.

We do not think that cost synergies will be influenced by economic conditions, and will pursue cost synergies of 28.0 billion yen. On the other hand, the Plan also indicates revenue synergies of 28.0 billion yen, which could be affected to some extent by economic conditions. However, the Management Integration Plan expects 28.0 billion yen increase in costs according to business expansion, and if economic conditions worsen, it would be possible to curb the rise in those costs. Therefore, we think that even if we revise our gross profit forecast taking into account the changes in economic conditions, that does not necessarily mean our net income forecast would also change in the same way.

Q-10	Considering that other banks have recently had troubles with their IT systems, do you expect integration costs to exceed your initial forecasts because of the need to do more simulations and rehearsals than planned?

A-10	We think that we sufficiently estimated IT system integration costs when we originally made the Plan. Therefore, we don’t think that we must revise it at this moment in view of recent troubles in the industry.

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.